UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02006086

SEC FILE NUMBER
8-49308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Heflin & Co., LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 2520
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ashita Johnson (310) 229-9705
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name — if individual, state last, first, middle name)

1900 Avenue of the Stars, 11th Floor (Address) Los Angeles (City) California (State) 90067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ashita Johnson, swear (or ~~affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heflin & Co., LLC ,as of December 31 , 2001, are true and correct. I further swear (or ~~affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature



Notary Public

Senior Vice President

Title


CRYSTAL R. WEST
Commission # 1191960
Notary Public - California
Los Angeles County
My Comm. Expires Aug 2, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

To the Members of
Heflin & Co., LLC

We have audited the accompanying statement of financial condition of Heflin & Co., LLC, as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Heflin & Co., LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Los Angeles, California
February 1, 2002

Statement of Financial Condition

December 31,	2001
Assets (Note 2)	
Cash and cash equivalents (includes $142,385 held at clearing broker)	$ 941,394
Receivable from Clearing Broker (Note 2)	679,335
Securities owned, not readily marketable, estimated fair value	88,900
Prepaid expenses	144,189
Officer advances (Note 3)	277,433
Employee advances (Note 3)	110,323
Deposit with Clearing Broker (Note 4)	100,000
Fixed assets, at cost, net of accumulated depreciation of $176,315 (Note 5)	140,263
Other assets	93,136
Total assets	$ 2,574,972
Liabilities and Members' Equity	
Liabilities	
Commissions payable	$ 343,038
Accounts payable and accrued liabilities	335,230
Total liabilities	678,268
Commitments (Notes 6 and 7)	
Members' equity (Note 8)	1,896,704
Total liabilities and members' equity	$ 2,574,972

See accompanying notes to statement of financial condition.

1. Organization and Accounting Policies

Heflin & Co., LLC (the "Company") a California Limited Liability Company, was organized on February 28, 1996. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer to institutional clients from its offices located in Los Angeles, California and St. Petersberg, Florida.

The Company operates under an agreement ("Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2. Clearing Agreement

The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These leins secure the Company's liabilities and obligations to the Clearing Broker.

3. Advances

Advances consist of $277,433 due from an officer and $110,323 due from employees. These are advances against future member distributions.

4. Deposit with Clearing Broker

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

5. Fixed Assets

Fixed assets are composed of the following:

December 31,	2001
Furniture and fixtures	$ 141,671
Office equipment	174,907
Total	316,578
Accumulated depreciation	(176,315)
	$ 140,263

6. Commitments

The Company leases office space and automobiles under operating leases which expire through March 2005. The future minimum rental payments under these agreements at December 31, 2001 are as follows:

Year ending December 31,	
2002	$ 110,392
2003	51,645
2004	53,088
2005	13,362

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $1,040,461 which was $940,461 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .65 to 1 at December 31, 2001.

8. Members' Equity

The Company's operating agreement, as amended on December 28, 2000 authorizes the Company to issue two classes of ownership interest. Class A Units are issued to members that make a capital contribution to the Company in cash or property acceptable to the manager. Class B Units are non-voting and represent only an interest in the profits and losses of the Company. Class B Units are allocated to employees of the Company in the sole discretion of the manager. As of December 31, 2001 no Class B Units have been allocated.

9. Business Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by its customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company clears on a fully disclosed basis and all of its customers are institutional. In addition, the Company carries a million dollar securities dealer blanket bond.



Heflin & Co., LLC

Statement of Financial Condition

December 31, 2001

Public Document

Contents

Heflin & Co., LLC


FEB 22 2002

Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2001

BDO

BDO Seidman, LLP
Accountants and Consultants



Heflin & Co., LLC

Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Year Ended December 31, 2001

BDO

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

To the Members of
Heflin & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Heflin & Co., LLC (the "Company") for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of an internal control structure and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the members, the management, SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
February 1, 2002